Twin Cities Key Market Table

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN THE TWIN CITIES
In 2019 Dollars, Since Inception*
66	$1.2B	$1.8B	17.5M	9,841
Projects	HIT Investment Amount	Total Development Cost	Hours of Union Construction Work	Housing Units Created or Preserved

$3.6B	21,544	$1.4B	$139.6M	48%
Total Economic Impact	Total Jobs Across Industries	Total Wages and Benefits	State and Local Tax Revenue Generated	Percent Affordable

* Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.